P.O. BOX 8016, CARY, NC 27512-9903

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Scan QR for digital voting

TC Biopharm (Holdings) PLC

Ordinary General Meeting of Shareholders

For Shareholders of record as of December 9, 2024

Monday, December 30, 2024 2:00 PM, Local Time

The Seafield Arms Hotel, 17-19 Seafield St, Cullen, Buckie AB56 4SH, Scotland, United Kingdom

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 PM, Local Time, December 24, 2024.

Internet:
www.proxypush.com/TCBP
- Cast your vote online
- **Have your Proxy Card ready**
- Follow the simple instructions to record your vote

Phone:
X-XXX-XXX-XXXX
- Use any touch-tone telephone
- **Have your Proxy Card ready**
- Follow the simple recorded instructions

Mail:
- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

TC Biopharm (Holdings) PLC

Instructions to THE BANK OF NEW YORK MELLON, as Depositary
(Must be received prior to 12:00 p.m. Eastern Standard Time on December 24, 2024)

The undersigned registered owner of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York Mellon, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the Deposited Securities represented by such Receipt(s) of TC Biopharm (Holdings) PLC, registered in the name on the reverse side on the books of the Depositary as of 5:00 p.m. Eastern Standard Time on December 9, 2024, at the Ordinary General Meeting of Ordinary Shareholders of TC Biopharm (Holdings) PLC to be held on December 30, 2024, in respect of the resolutions specified on the reverse hereof.

NOTES:
1. Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box.
2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares of Deposited Securities other than in accordance with such instructions.

TC Biopharm (Holdings) PLC would like to inform you that the Notice of General Meeting and Shareholder Letter are available online at www.tcbiopharm.com.
If you do not have access to the Internet and would like to obtain a hard copy of meeting material, please call toll free 1-800-555-2470, or write to:
BetaNXT, Inc.
ATTN: [TC BIOPHARM - 12/30/24 OGM]
P.O. BOX 8016, CARY, NC 27512-9903
If you wish to vote on-line or by phone, please follow the instructions listed on the other side of this voting card.
If you wish to vote by using this voting card, please complete and return the duly marked and signed card in the envelope provided.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved

TC Biopharm (Holdings) PLC Ordinary General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL	YOUR VOTE		
		FOR	AGAINST	WITHHELD
1.	Authorisation to capitalize all or part of the amount standing to the credit of the share premium account of the Company and to utilise that amount to distribute bonus shares ("Bonus Issue" - in the USA known as a 'stock dividend' or 'special dividend') to shareholders of record on January 2, 2025 on the basis of one bonus share for every four ordinary shares held at the record date or Second January, 2025.	☐	☐	☐
2.	Authorisation to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company.	☐	☐	☐
3.	Authorisation to allot equity securities for cash and disapply pre-emption rights.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date